YIGAL ARNON & CO.
ADVOCATES AND NOTARY

Tel Aviv	August 29, 2005
Ref.	8116 (5)

Direct Dial:	+972-3-608-7864
Direct Fax:	+972-3-608-7714
E-mail:	adrian@arnon.co.il

Via Edgar

Mr. Martin F. James
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Re: RoboGroup T.E.K. Ltd.
Form 20-F for the year ended December 31, 2004 (the "Annual Report")
Filed June 30, 2005
File No. 0-19435

Dear Mr. James:

        On behalf of RoboGroup T.E.K. Ltd., an Israeli Company (the “Company”), set forth below are the Company’s responses to the comments (the “Comments”) of the staff of the Division of Corporation Finance (the “Staff”) transmitted by letter dated August 23, 2005 (the “Comment Letter”).

        For the convenience of the Staff, we have restated in this letter each of the Comments in the Comment Letter and numbered each of the responses to correspond with the numbers of the Comments in the Comment Letter.

Form 20-F for the year ended December 31, 2004

Consolidated Financial Statements

Independent Auditor’s Report, page F-2

1.	We note your response to prior comment one in our letter dated August 15, 2005 and the amendment filed to your Form 20-F. However, we do not see that you have currently filed Section 302 and 906 certifications with your amendment. Accordingly, please amend your Form 20-F to include the required certifications.

YIGAL ARNON & CO.

Response:The Company advises the Staff that it has added the required disclosure at Exhibits 12.1, 12.2, 13.1 and 13.2 included in Amendment No. 2 to the Company’s Annual Report on Form 20-F/A.

2.	Additionally, we have the following comments regarding the reports of other independent accountants filedunder Rule 2-05 of Regulation S-X that were relied upon by your principal auditors:.

a) The subsidiary reports to not appear to be audited in accordance with PCAOB Standards. Subsidiary audit reports filed under Rule 2-05 of Regulation S-X must also refer to compliance with PCAOB Standards.

b) Mock & Partners International does not appear to be registered with the PCAOB. Under Section 102 of the Sarbanes Oxley Act of 2002, any audit firm that prepares, issues, or participates in the preparation or issuance of an audit report with respect to an SEC issuer must be registered with the PCAOB.

c) The audit of Eshed Robotec B.V., Amsterdam is in accordance accounting priciples generally accepted in the Netherlands. Once of the audit reports should clearly state who is responsible for auditing the conversion of the financial statements from foreign GAAP into Israeli GAAP used in the primary financial statements. Additionally, the division of responsibility among the auditors with respect toh USGAAP reconciliations pursuant to Item 17 of Form 20-F should be explicit in the audit reports.

Please amend your 20-F to address the above concerns.

Response:

a)	The Staff is advised that the effect of the operations of Eshed Robotec B.V., Amsterdam on the Company’s consolidated financial statements is immaterial. Consequently, the report of Mock & Partners International (i) was not relied upon by the Company’s principal auditors, whose report is revised accordingly, and (ii) is not included in the filing of Amendment No. 2 to the Annual Report (“Amendment No. 2”). The report of Berry Dunn Mcneil and Parker has been revised to include a statement referring to its compliance with PCAOB Standards.

b)	The Staff is advised to refer to response 2(a) above.

c)	The Staff is advised to refer to response 2(a) above.

3	We note that you did not include the representations requested in our letter dated August 15, 2005. Inconnection with responding to our comments, please provide in writing, a statement from the Companyacknowledging that:

—	The company is responsible for the adequacy and accuracy of the disclosure in the filing;

YIGAL ARNON & CO.

—	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing;

—	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response:

A letter from the Company including the above representations is enclosed.

Kindly contact the undersigned at +972-3-608-7864, if you have any questions or require additional information.

Very truly yours, /s/ Adrian Daniels

cc:	Mr. Hanan Eibushitz, Chief Financial Officer Ms. Vicky Zamir-Sharon, Corporate Attorney and Secretary

Robogroup T.E.K. Ltd

August 29, 2005

VIA EDGAR

Mr. Martin F. James
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Re: RoboGroup T.E.K. Ltd.
Form 20-F for the year ended December 31, 2004
Filed June 30, 2005
File No. 0-19435

Dear Mr. James:

        In response to the comments of the staff of the Division of Corporation Finance transmitted by letter dated August 23, 2005, and in connection with the filing by RoboGroup T.E.K Ltd. (the “Company”) of Amendment No.2 to the Company’s Annual Report on Form 20-F/A for the year ending December 31, 2004, (the “Filing”), the Company acknowledges to the United States Securities and Exchange Commission (“the Commission”) that:

—	The Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

—	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing;

—	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you very much for your courtesy in this matter.

Very truly yours, RoboGroup T.E.K. Ltd. /s/ Vicky Zamir-Sharon Corporate Attorney and Company Secretary